aggreko | *The power to change your world*

02 DEC -2 AM 8:05

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

02060126

19th November 2002

SUPPL

Ladies and Gentlemen:

Aggreko plc
File number 82-4659

On behalf of Aggreko plc, I hereby submit information summarised on the attached schedule pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Yours faithfully

A Paul Allen

A Paul Allen
Company Secretary

Enc.

dlw 12/3

Aggreko plc
121 West Regent Street
Glasgow G2 2SD
Scotland UK
Tel +44(0)141 225 5900
Fax +44(0)141 225 5949

Title	Date	Entity requiring item
Interim Report	2nd September 2000	London Stock Exchange

LIVING OUR COMMITMENT AS PARTNER OF CHOICE



02 DEC -2 AM 8:05

'A strong partner in design, organisation and implementation'

Grant Thomas
Senior Vice President for Venues and Transportation
Salt Lake Organising Committee
2002 Olympic Winter Games

CONTENTS

Revenues of £167.7 million up 6.6%

Earnings per share of 6.05 pence down 3.8%

Dividend per share of 2.20 pence up 4.8%

Interest cover of 9.3 times up from 6.7 times in 2001



PHILIP ROGERSON

Dr Chris Masters retired as Chairman after the Company's Annual General Meeting (AGM) on 24 April 2002, at which time I took over as Chairman. Chris had a close association with Aggreko for the past 18 years and contributed significantly to its transition from a small private company to a truly global enterprise. I would also like to acknowledge the invaluable contribution of Sir Ronald Miller CBE who also stepped down after this year's AGM, having been a non-executive director of Aggreko since demerger in 1997. My colleagues and I wish them both well in their retirement.

The first half of 2002 has been a challenging period for Aggreko, with difficult trading conditions in North America adversely impacting performance. Aggreko's European and International businesses, however, performed satisfactorily. The first half also saw the successful completion of the Salt Lake City Winter Olympics and the Japanese World Cup contracts, as well as the award of our largest project to date in Sri Lanka. The diversity of these and other worldwide contracts illustrates the high regard in which Aggreko's service offering is held internationally.

Group turnover of £167.7 million increased by 6.6% in sterling terms, compared with the first half of 2001. The increase in turnover was the result of growth in both our European and International businesses, offset by a decrease in North America. Group pre-tax profits fell by 4.0%, in sterling terms, to £25.6 million, while earnings per share fell by 3.8% to 6.05 pence. The reduction in profitability was largely attributable to the unfavourable trading environment currently facing the North American business. Aggreko responded to this by cutting its North American cost base, largely by reducing the number of employees and re-positioning fleet to other locations.

During the first six months of the year Aggreko's capital expenditure amounted to £26.6 million compared with £61.5 million in the same period last year. It is expected that capital expenditure for the full year will be about £60 million, broadly in line with the anticipated depreciation charge, and almost £40 million below last year. This reduced level of capital expenditure reflects our caution in relation to current trading conditions but, looking to the future, we continue to see opportunities to invest in and grow our business profitably.

The Board has decided to declare an interim dividend of 2.20 pence which, compared with the 2001 interim dividend represents an increase of 4.8%. This interim dividend will be paid on 22 November 2002 to shareholders on the Register at 25 October 2002, with an ex-dividend date of 23 October 2002.

We do not expect a material change in trading conditions in North America for the rest of this year, although continued progress on both our European and International businesses is anticipated.

The Company remains in a strong financial position, with robust interest cover and a reduced level of gearing. Given its ability to respond quickly on a global basis, Aggreko is well positioned to capitalise on future opportunities to extend our geographic coverage and to enhance our global reputation for delivering service excellence.

Philip G Rogerson
Chairman
21 August 2002



PHILIP HARROWER

The continuing uncertain economic conditions facing many of the Group's customers has meant that the trading environment in Aggreko's key markets has been mixed. We experienced particularly difficult trading conditions in North America, where the weak economy and an excess of power fleet have been the primary issues. This challenging trading environment was compounded by the absence of any work related to power shortages or multi-megawatt peak-shaving related projects which had been a consistent feature of the North American business over the past few years.

Our European business progressed, continuing to build on the platform created last year. In addition, our International business recovered from the second half of last year to register a solid first half, while positioning itself for a good second half in 2002. The first half also saw the successful completion of the Winter Olympics in Salt Lake City, the largest project of its kind ever undertaken; and the Japan World Cup contract employing many of the assets and people used at Salt Lake City.

During the first half, turnover grew by 6.6% to £167.7 million while operating profits fell by 8.4% to £28.7 million compared to the same period last year. Trading profits – which exclude any gain-on-sale from equipment disposals – fell by 13.1% to £26.3 million. In constant currency terms, revenue grew by 6.8% while trading profits fell by 12.9%.

NORTH AMERICA

Our North American business had a difficult first half. Turnover of $95.8 million was 10.6% lower than the previous year, with trading profits of $11.3 million being 39.7% behind last year. This is reflected in a decline in trading profit margin from 17.5% in 2001 to 11.8% in 2002.

As a result of the trading conditions, a number of actions were taken to reduce the North American cost base. During the first half, around 20% of the power fleet was moved out of North America, primarily to our International business. In addition there has been a reduction of around 12%, some 100 people, in the North American workforce.

In terms of our base business, the second quarter did not deliver the seasonal acceleration of demand which we have experienced in previous years, most noticeably in power where base activity levels were significantly down on prior years. This was due to the lack of major utility projects, combined with an over-supply of equipment in the market place, which led to falls in utilisation across all power products together with general downward pressure on prices.

On a more positive note, the first half also saw the successful completion of the Salt Lake City Winter Olympics contract which clearly demonstrated Aggreko's capabilities in the execution of complex, high profile projects from design through to operation. This was a project to be proud of.

Our temperature control business – benefiting from creative applications designed by our engineering team – is performing in line with expectations. The cooling-tower business has performed particularly well and is heading for a record year, with a large job for Shell and a three-year contract for Duke Energy the main highlights.

Oil-free air has continued to grow, with several significant jobs, including one for Remay where we are supplying twelve new electric units on a long-term project. Our entry into the high-pressure air market has been successful and offers growth opportunities, many of which emanate from our successful strategic alliance with Ingersoll-Rand.

In the specialist sectors, entertainment is down following the Olympics, but our Energy Alliance Partnership Program continues its progress, with new contracts for Sasol, WestLake Polymer and Remay being the highlights. We continue to accelerate these programs and extend their reach globally.

Despite the current challenges being experienced in North America, we still have a strong business which has the capacity to develop going forward. Recent trading has followed the same pattern as earlier in the year. Whilst we do not see any imminent improvement in the trading environment, the initiatives which have been put in place will ensure that we capitalise on the opportunities that will arise in North America.

EUROPE

Europe continued to progress, with turnover growing by 13.1% to €77.2 million, and trading profit growing by 16.1% to €13.6 million. This has resulted in a small improvement in trading margin from 17.1% in the same period last year to 17.6%.

The trading environment in Europe has been mixed, with economic uncertainty having the most impact on our French and German businesses. The UK, by contrast, has performed well registering significant growth over the previous period. In addition, we have made good progress with the integration and subsequent expansion of the small Spanish business which we acquired in January 2002. Our major project business in Spain has also continued to develop, with a number of projects running into next year.

In terms of sectors, we registered growth in entertainment and utilities as well as seeing progress with some key manufacturing customers. Our TowerPower units designed for the telecommunications business continue to perform well despite the current pressures in the sector. In May, we launched the GHP2, our new industry-leading generator, with which we are well placed to continue developing our power business into the future.

Our temperature control business in Europe continues to grow, with value-added application work at the forefront of this, reducing the seasonality normally associated with this product. We work with high-profile customers such as BP, Air Products and BASF, who are also customers in North America. We had a particularly good winter period in the ice rink market, with over 150 projects completed. Oil-free air offers significant possibilities for future growth, with the Ingersoll-Rand strategic relationship beginning to deliver results.

Our European management team is progressing well, following the completion of last year's re-organisation. Despite the competitive nature of the market and the economic uncertainty, we anticipate that for the remaining part of the year we will continue to build on the strong performance in the first half.

INTERNATIONAL

The International depot structure in the Middle East, Australasia and Singapore, together with Aggreko International Power Projects (AIPP), had a good first half in 2002, representing a significant improvement on the second half of 2001. In comparison to the first half of 2001, headline turnover was up 32.2% to £53.4 million, but this included £8.8 million of fuel flow-through turnover relating to contracts in Sri Lanka, as well as our normal service turnover. Stripping out this fuel impact, turnover was £44.6 million which is 10.4% ahead of the prior period. Trading profit, at £10.1 million is 1.0% up on 2001, resulting in a fall in headline trading margin from 24.6% in the first half of last year to 18.8% in the same period in 2002. Eliminating the fuel impact, the underlying trading margin in the current period was 22.5%.

The Sri Lankan contracts involve the supply of a total of 200MW of generating capacity to the Ceylon Electricity Board, utilising some of the fleet transferred from North America. In addition, the combined International business can take a lot of encouragement from the growing end-user work with the likes of Fluor Daniel, Bechtel and Kellogg Brown & Root being executed through depots and projects alike. Success in developing our end-user business is key to our future growth.

The International depot business had an excellent first half, notably with power in the Middle East and temperature control in Australia. This progress is expected to continue into the second half, which – combined with the encouraging level of enquiries in AIPP – should deliver a solid second half result in our International business.

As part of our strategy to expand geographically, we opened a small projects facility in a free-zone port in Uruguay in March and won our first contract early in the year. We are now well positioned to move forward not only in Latin America but also in many regions which offer significant growth opportunities for Aggreko with a real sales focus in Asia, Africa and Australasia.

OUTLOOK

Whilst the difficult economic conditions are clearly affecting our business and are expected to do so at least for the remainder of the year, we are in a good position to respond to any improvement in our markets. The transfer of large fleet further demonstrates the flexibility of Aggreko's products which, combined with our extended geographic coverage, means that we are well placed to benefit from any opportunities as they arise around the world.



Philip J Harrower
Group Chief Executive
21 August 2002



ANGUS COCKBURN

The trading results for the twenty-seven weeks to 30 June 2002 are discussed in the Chairman's Statement and Operating Review.

CASH FLOW AND NET DEBT

The Group continues to be strongly cash generative and EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortisation) for the first six months of 2002 amounted to £56.8 million, up 0.9% on the same period in 2001. The net cash inflow from operating activities during the period totalled £40.3 million (2001 – £49.6 million), which funded the capital expenditure of £26.6 million, down £34.9 million on the same period in 2001. Net debt increased by £0.8 million during the period, but is £17.8 million lower than the same period in 2001, reflecting the lower level of capital investment.

FINANCIAL POSITION

As a result of the decrease in net debt, gearing (net debt as a percentage of total capital and reserves) at 30 June 2002 reduced to 79% from 104% at 30 June 2001 (as restated for the impact of Financial Reporting Standard (FRS) 19 'Deferred Tax').

The net interest charge for the period was £3.1 million, a decrease of 33.5% on the same period in 2001, reflecting the lower level of net debt during the period combined with lower interest rates. Interest cover remains strong at 9.3 times, compared to 6.7 times at June 2001. Dividend cover is also healthy at 2.8 times compared with 3.0 times at June 2001.

The Group has adopted FRS19 in these interim Accounts. Previously provision for deferred tax was only required to the extent that it was probable that a liability would crystallise in the foreseeable future, whereas FRS19 requires full provision for deferred tax. Accordingly, the net assets of the Group have been adjusted as at 30 June 2001 and 31 December 2001. There has been no effect on prior period or current period results and the Group's cash position is not affected by the deferred tax element.

The current forecast of the effective tax rate for the full year, which has been used in the interim Accounts, is 36.5% as compared to 36.7% in the same period last year. This small change reflects the geographical mix of profits.

SHAREHOLDERS' FUNDS

Shareholders' funds increased by £7.2 million in the 6 months ended 30 June 2002, to £169.4 million represented by the net assets of the Group before net debt of £303.4 million, and net debt of £134.0 million.

Retained earnings for the period of £10.4 million were the result of retained profit for the period of £16.3 million less the proposed 2.20 pence per share interim dividend charge, of £5.9 million. Currency movements, notably the weakening of the US dollar against sterling, reduced shareholders' funds by £3.2 million.

EARNINGS PER SHARE

The diluted earnings per share for the period were 6.04 pence, a decrease of 3.5% on the 2001 figure of 6.26 pence. Basic earnings per share for the period of 6.05 pence represent a decrease of 3.8% over the 2001 figure of 6.29 pence.

OTHER MATTERS

During the period the Group's UK final salary pension scheme has been closed to all new entrants and in the future a Group Personal Pension Plan will be offered to UK employees joining the Group.

Angus G Cockburn
Finance Director
21 August 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2002 (unaudited)

	Notes	**6 months ended 30 June 2002 £ million**	6 months ended 30 June 2001 £ million	Year ended 31 Dec 2001 £ million
Turnover from continuing operations	1	**167.7**	157.3	325.8
Operating expenses		**(139.0)**	(126.0)	(249.6)
Operating profit from continuing operations	1	**28.7**	31.3	76.2
Net interest payable		**(3.1)**	(4.7)	(9.1)
Profit on ordinary activities before taxation		**25.6**	26.6	67.1
Tax on profit on ordinary activities	8(iii)	**(9.3)**	(9.8)	(24.8)
Profit for the financial period		**16.3**	16.8	42.3
Dividends	3	**(5.9)**	(5.6)	(14.2)
Retained profit for the financial period		**10.4**	11.2	28.1
Dividends per share (pence)	3	**2.20**	2.10	5.30
Earnings per share (pence) – basic	4	**6.05**	6.29	15.77
Earnings per share (pence) – diluted	4	**6.04**	6.26	15.70

A reconciliation to historical cost profits and losses is not shown as all gains and losses are recognised in the profit and loss account under the historical cost convention.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 30 June 2002 (unaudited)

	Note	**6 months ended 30 June 2002 £ million**	6 months ended 30 June 2001 £ million	Year ended 31 Dec 2001 £ million
Profit for the financial period		**16.3**	16.8	42.3
Exchange translation (losses)/gains	7	**(3.2)**	3.5	1.7
Total recognised gains and losses for the period		**13.1**	20.3	44.0

As at 30 June 2002 (unaudited)

	Notes	30 June 2002 £ million	30 June 2001 Restated (Note 6) £ million	31 Dec 2001 Restated (Note 6) £ million
Fixed assets				
Intangible assets		**3.8**	4.2	4.0
Tangible assets		**291.4**	295.3	300.5
		295.2	299.5	304.5
Current assets				
Stocks		**30.6**	27.9	25.1
Debtors		**64.8**	67.8	56.6
Cash at bank and in hand		**7.9**	12.1	9.9
		103.3	107.8	91.6
Creditors – amounts falling due within one year				
– borrowings	5	**(10.4)**	(4.8)	(3.0)
– other creditors		**(67.1)**	(72.9)	(67.0)
Net current assets		**25.8**	30.1	21.6
Total assets less current liabilities		**321.0**	329.6	326.1
Creditors – amounts falling due after more than one year				
– borrowings	5	**(131.5)**	(159.1)	(140.1)
Provisions for liabilities and charges		**(20.1)**	(24.2)	(23.8)
Net assets		**169.4**	146.3	162.2
Capital and reserves				
Called up share capital		**53.7**	53.6	53.7
Share premium account		**5.6**	4.5	5.6
Profit and loss account		**116.1**	89.2	105.7
Other reserves (exchange)		**(6.0)**	(1.0)	(2.8)
Equity shareholders' funds	7	**169.4**	146.3	162.2

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2002 (unaudited)

	Notes	**6 months ended 30 June 2002 £ million**	6 months ended 30 June 2001 £ million	Year ended 31 Dec 2001 £ million
Net cash inflow from continuing operating activities	2(i)	**40.3**	49.6	123.3
Returns on investments and servicing of finance		**(3.1)**	(4.6)	(9.1)
Taxation		**(9.8)**	(9.3)	(23.7)
Capital expenditure and financial investment	2(ii)	**(20.5)**	(60.0)	(94.4)
Acquisitions		**(0.2)**	0.5	0.5
Equity dividends paid		**(8.6)**	(7.9)	(13.5)
Management of liquid resources		**1.1**	(0.4)	(0.6)
Financing		**0.1**	34.0	17.0
(Decrease)/increase in cash in the period		**(0.7)**	1.9	(0.5)

Reconciliation of net cash flow to movement in net debt

	Notes	**6 months ended 30 June 2002 £ million**	6 months ended 30 June 2001 £ million	Year ended 31 Dec 2001 £ million
(Decrease)/increase in cash in the period		**(0.7)**	1.9	(0.5)
Cash inflow from increase in debt		**(0.1)**	(33.4)	(15.6)
Cash (inflow)/outflow from movement in liquid resources		**(1.1)**	0.4	0.6
Changes in net debt arising from cash flows		**(1.9)**	(31.1)	(15.5)
Exchange		**1.1**	(4.5)	(1.5)
Movement in net debt in period		**(0.8)**	(35.6)	(17.0)
Net debt at beginning of period		**(133.2)**	(116.2)	(116.2)
Net debt at end of period	2(iii)	**(134.0)**	(151.8)	(133.2)

	Turnover			Operating profit		
	6 months ended 30 June 2002 £ million	6 months ended 30 June 2001 £ million	Year ended 31 Dec 2001 £ million	**6 months ended 30 June 2002 £ million**	6 months ended 30 June 2001 £ million	Year ended 31 Dec 2001 £ million
Europe	**48.1**	42.5	92.4	**8.4**	7.3	17.1
North America	**66.2**	74.4	163.1	**7.8**	13.0	39.9
International	**53.4**	40.4	70.3	**10.1**	9.9	16.5
	167.7	157.3	325.8	**26.3**	30.2	73.5
Gain on sale of tangible fixed assets				**2.4**	1.1	2.7
				28.7	31.3	76.2

Turnover to third parties by destination is not materially different from turnover to third parties by origin. In the opinion of the Directors, the supply of temporary power, temperature control, oil-free compressed air and related services constitutes one class of business.

	6 months ended 30 June 2002 £ million	6 months ended 30 June 2001 £ million	Year ended 31 Dec 2001 £ million
(i) Reconciliation of operating profit to net cash inflow from continuing operating activities			
Operating profit	**28.7**	31.3	76.2
Depreciation and amortisation	**28.1**	25.0	52.4
Increase in stocks	**(5.8)**	(7.8)	(5.4)
Increase in debtors	**(8.6)**	(12.1)	(1.7)
Increase in creditors	**0.4**	12.7	4.7
Other items not involving movement of cash	**(2.5)**	0.5	(2.9)
Net cash inflow from continuing operating activities	**40.3**	49.6	123.3
Included in Other items not involving the movement of cash:			
Gain on sale of tangible fixed assets	**(2.4)**	(1.1)	(2.7)
(ii) Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(26.6)**	(61.5)	(99.6)
Proceeds from disposal of tangible fixed assets	**6.1**	1.5	5.2
Net cash outflow for capital expenditure and financial investment	**(20.5)**	(60.0)	(94.4)

	Net debt at 31 Dec 2001 £ million	Cash flow £ million	Translation £ million	**Net debt at 30 June 2002 £ million**
(iii) Analysis of movement in net debt				
Cash				
Cash at bank and in hand	8.1	(0.7)	(0.2)	**7.2**
Overdrafts	–	–	–	**–**
	8.1	(0.7)	(0.2)	**7.2**
Liquid resources				
Deposits maturing within one year	1.8	(1.1)	–	**0.7**
Financing				
Debt due within one year	(3.0)	(7.4)	–	**(10.4)**
Debt due after one year	(140.1)	7.3	1.3	**(131.5)**
	(133.2)	(1.9)	1.1	**(134.0)**

An interim dividend of 2.20 pence per share has been declared and will be paid on 22 November 2002 to holders of all ordinary shares whose names are registered at close of business on 25 October 2002.

Basic earnings per share have been calculated using a number of shares of 268.4 million, being the weighted average number of shares in issue during the period.

Diluted earnings per share have been calculated for each of the periods presented, taking into account the dilutive effect of a) the executive share options granted in September 1999, March 2000, August 2000, March 2001, August 2001 and March 2002, and b) options granted under group wide sharesave schemes in May 1998, May 1999, April 2000 and October 2001. The diluted weighted average number of shares used in the calculations for each of the periods is as follows:

	6 months ended 30 June 2002 million	6 months ended 30 June 2001 million	Year ended 31 Dec 2001 million
Diluted weighted average number of shares	**268.9**	269.2	269.2

The profile of the Group's financial liabilities at 30 June 2002, was as follows:

	Floating rate £ million	Fixed rate £ million	Total £ million
Sterling	40.4	25.0	65.4
US Dollar	–	50.9	50.9
Euro	5.1	20.5	25.6
At 30 June 2002	**45.5**	**96.4**	**141.9**
Sterling	35.3	30.0	65.3
US Dollar	26.0	49.5	75.5
Euro	–	23.1	23.1
At 30 June 2001	61.3	102.6	163.9
Sterling	25.1	30.0	55.1
US Dollar	16.0	48.3	64.3
Euro	0.2	23.5	23.7
At 31 December 2001	41.3	101.8	143.1

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 30 June 2002 was as follows:

	30 June 2002 £ million	30 June 2001 £ million	31 Dec 2001 £ million
Within 1 year, or on demand	**10.4**	4.8	3.0
Between 1 and 2 years	**–**	–	–
Between 2 and 5 years	**131.5**	159.1	140.1
	141.9	163.9	143.1

[illegible]

Financial Reporting Standard (FRS) 19 'Deferred tax' which was issued on 7 December 2000 and is mandatory for accounting periods ending on or after 23 January 2002, requires full provision to be made for deferred tax assets and liabilities, subject to certain exceptions. Previously deferred tax was provided for in respect of timing differences to the extent that it was probable that a liability would crystallise in the foreseeable future. FRS 19 has been applied in preparing the 30 June 2002 interim Accounts and comparative figures have been restated in the Consolidated Balance Sheet and related Notes. The effect on the group's previously reported net assets is as follows:

	30 June 2001 £ million	31 Dec 2001 £ million
Net assets		
As previously reported	154.4	170.3
Effect of implementing new accounting policy	(8.1)	(8.1)
As restated	146.3	162.2

The change in accounting policy, has no effect on the prior period results and has no effect on the profit for the period ended 30 June 2002.

[illegible]

	Called up share capital £ million	Share premium account £ million	Profit and loss account £ million	Other reserve (exchange) £ million	Capital and reserves £ million
Profit for the financial period	–	–	16.3	–	16.3
Dividends	–	–	(5.9)	–	(5.9)
Other recognised losses	–	–	–	(3.2)	(3.2)
Net addition to shareholders' funds	–	–	10.4	(3.2)	7.2
Opening shareholders' funds (as adjusted for implementation of FRS 19 'Deferred tax')	53.7	5.6	105.7	(2.8)	162.2
Closing shareholders' funds	**53.7**	**5.6**	**116.1**	**(6.0)**	**169.4**

8 Basis of preparation of interim Accounts

(i) The interim Accounts have been prepared in accordance with the guidance published by the Accounting Standards Board.

(ii) The interim Accounts have been prepared on the basis of the accounting policies described on pages 34 and 35 of the 2001 Annual Report and Accounts, except for the change in accounting policy for deferred tax as explained in note 6, and should be read in conjunction with those Report and Accounts.

(iii) The taxation charge for the period is based on an estimate of the Group's expected annual effective rate of tax for 2002 which is currently estimated to be 36.5%.

(iv) The results for the half years to 30 June 2002 and 2001 are unaudited but have been reviewed by the Group's auditors, whose report is on page 12.

(v) The statutory accounts for 2001 have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under either Section 237(2) or 237(3) of the Companies Act 1985.

9 Date of approval

The interim Accounts were approved by the Board of Directors on 21 August 2002.

INDEPENDENT REVIEW REPORT TO AGGREKO PLC

Introduction
We have been instructed by the company to review the financial information which comprises the Consolidated Profit and Loss Account, Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PRICEWATERHOUSECOOPERS

Chartered Accountants
Glasgow
21 August 2002

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £10. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases). Please note that this service is only available for dealing by post.

Payment of Dividends by BACS

Many shareholders have already arranged for dividends to be paid by mandate directly to their Bank or Building Society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the shareholder's Bank or Building Society account. Shareholders who have not yet arranged for their dividends to be paid direct to their Bank or Building Society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in November 2002.

Officers and Advisers

Secretary and Registered Office
A Paul Allen
Aggreko plc
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
United Kingdom
Tel 0141 225 5900
Fax 0141 225 5949

Company No. 177553

Registrars and Transfer Office
Capita IRG Plc
Balfour House
390/398 High Road
ILFORD
Essex
IG1 1NQ
United Kingdom
Tel 0870 162 3100

Stockbrokers
Cazenove – London
Hoare Govett Limited – London

Auditors
PricewaterhouseCoopers – Glasgow
Chartered Accountants

Financial Calendar

	6 months ended 30 June 2002	Year ending 31 December 2002
Results announced	21 August 2002	Late February 2003
Report posted	2 September 2002	Mid March 2003
Annual General Meeting	Late April 2003	
Ex-dividend date	23 October 2002	Late April 2003
Dividend record date	25 October 2002	Late April 2003
Dividend payment date	22 November 2002	Late May 2003

Aggreko have developed an Investor Relations website which details up-to-the-minute share performance, FAQs, historical data, Board of Director details, financial calendar etc. This can be accessed at **www.aggreko.com**

Designed and produced by Tayburn Corporate



HEAD OFFICE
AGGREKO PLC
[illegible] WEST REGENT STREET
GLASGOW G2 2SD
UNITED KINGDOM
TELEPHONE 0141 225 5900
FAX 0141 225 5949

www.aggreko.com